UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cogent, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

19239Y108

(CUSIP Number)

Gregg M. Larson

Deputy General Counsel & Secretary

3M Company

3M Center

St. Paul, Minnesota 55144

(651) 733-2204

Copy to:

Christopher Austin

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19239Y108

1.	Names of Reporting Persons 3M Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,369,965

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 34,369,965

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,369,965

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.9%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation is based on 88,389,700 shares of Issuer Common Stock outstanding as of August 27, 2010, which figure is based on information provided by the Issuer.

CUSIP No. 19239Y108

1.	Names of Reporting Persons Ventura Acquisition Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 34,369,965

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 34,369,965

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,369,965

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.9%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation is based on 88,389,700 shares of Issuer Common Stock outstanding as of August 27, 2010, which figure is based on information provided by the Issuer.

Item 1.           Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Cogent, Inc., a Delaware corporation (“Cogent” or the “Issuer”).  The address of the principal executive office of the Issuer is 639 North Rosemead Blvd., Pasadena,  California 91107.

Item 2.           Identity and Background

The persons filing this statement are (i) 3M Company (“3M”), a Delaware corporation and (ii) its direct, wholly-owned subsidiary, Ventura Acquisition Corporation, a Delaware corporation (“Purchaser”).  3M and Purchaser are sometimes referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.”

3M’s shares are listed on the New York Stock Exchange, the Chicago Stock Exchange and the Swiss Exchange. 3M is a diversified technology company with a global presence in the following businesses: industrial and transportation; health care; consumer and office; safety, security and protection services; display and graphics; and electro and communications. Most 3M products involve expertise in product development, manufacturing and marketing, and are subject to competition from products manufactured and sold by other technologically oriented companies. The principal offices of each of 3M and Purchaser are located at 3M Center, St. Paul, Minnesota 55144. 3M’s telephone number at such principal executive offices is (651) 733-1110.

The name, business address and present principal occupation or employment of each director and executive officer of each of 3M and Purchaser are set forth in Appendix I hereto and are incorporated herein by reference.  No other person other than persons listed in Appendix I might be deemed to control 3M.

During the last five years, neither of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any person named in Appendix I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

Each Reporting Person may be deemed to have acquired beneficial ownership of 34,369,965 Shares pursuant to the Voting and Tender Agreement (as defined below) and certain irrevocable proxies to vote such Shares granted thereunder.

The Voting and Tender Agreement was entered into as a condition to 3M’s and Purchaser’s willingness to enter into and perform their obligations under the Merger Agreement (as defined below). 3M and Purchaser have requested that each Tendering Stockholder (as defined below) enter into the Voting and Tender Agreement, and each Tendering Stockholder has agreed to do so in order to induce 3M and Purchaser to enter into, and in consideration of their entering into, the Merger Agreement. Neither Reporting Person paid additional consideration to the Tendering

Stockholders in connection with the execution and delivery of the Voting and Tender Agreement. The Voting and Tender Agreement is described in more detail below in Item 4 of this Schedule 13D.

Item 4.           Purpose of Transaction

The information set forth or incorporated in Items 3 and 6 is incorporated herein by this reference.

Merger Agreement

3M, Purchaser, and the Issuer entered into an Agreement and Plan of Merger dated August 29, 2010, (the “Merger Agreement”).  Pursuant to the Merger Agreement, (i) Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a purchase price of $10.50 per Share (the “Offer Price”), without interest thereon and less any required withholding taxes and (ii) following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Cogent (the “Merger”) with Cogent continuing as the surviving corporation and a direct, wholly-owned subsidiary of 3M.  3M plans to loan Purchaser the funds for the purchase of the Shares validly tendered and not withdrawn (including those Shares subject to the Voting and Tender Agreement).  3M will fund such loan from cash on hand and/or cash generated from general corporate activities, including the issuance of commercial paper in the ordinary course of business.

Voting and Tender Agreement

Concurrently with entering into the Merger Agreement, 3M and the Purchaser entered into a Voting and Tender Agreement (the “Voting and Tender Agreement”) with Mr. Ming Hsieh, Chief Executive Officer of Cogent, and certain entities controlled by Mr. Hsieh, in their capacity as stockholders of Cogent (collectively, the “Tendering Stockholders”).

Pursuant to the Voting and Tender Agreement, the Tendering Stockholders agreed, among other things, subject to the termination of the Voting and Tender Agreement to (a) tender in the Offer (and not to withdraw) all Shares beneficially owned or thereafter acquired by them, (b) vote such Shares in support of the Merger in the event stockholder approval is required to consummate the Merger pursuant to Section 251 of the Delaware General Corporation Law and against any competing transaction, (c) appoint the Reporting Persons as their proxies to vote such shares in connection with the Merger Agreement, and (d) not otherwise transfer any of their Shares.  In addition, each such stockholder has granted 3M an option to acquire such Shares at the Offer Price in the event that the Reporting Persons acquire Shares in the Offer but the Shares subject to the Voting and Tender Agreement are not tendered or are withdrawn from the Offer.  The Reporting Persons can exercise such option within 10 days following the date when it first becomes exercisable.

The Voting and Tender Agreement will terminate upon the earliest of (x) the termination of the Merger Agreement, (y) the effective time of the Merger, and (z) (i) any reduction in the Offer Price or the amount paid in cash, without interest and subject to applicable withholdings taxes, equal to the Offer Price or (ii) waiver or amendment of the condition that upon expiration of the Offer that number of Shares which represent at least a majority of the issued and outstanding Shares on a fully diluted basis have been validly tendered and not withdrawn (such condition, the “Minimum Tender Condition”).  The Merger Agreement provides that 3M may only waive the Minimum Tender Condition if (and only to the extent that) the condition is not satisfied solely as a result of the failure of any Tendering Stockholder to comply with its obligation under the Voting and Tender Agreement to tender its Shares.

In addition, in the event that the Cogent Board of Directors (i) withdraws, qualifies, modifies, changes or amends (or proposes publicly to withdraw, qualify, modify, change or amend) in any manner adverse to 3M or Purchaser (including pursuant to the Schedule 14D-9, Proxy Statement or any amendment thereto) its recommendation that the Cogent shareholders tender their Shares in the Offer or (ii) approve or recommend (or propose publicly to approve or recommend) a proposal from another person or entity relating to any acquisition, merger or similar transaction involving Cogent or any subsidiary of Cogent (any of the foregoing in clause (i) or (ii), a “Company Change in Recommendation”), the provisions in (a), (b) and (c) above shall not apply for so long as such Company Change in Recommendation shall remain in effect.  If the Cogent Board withdraws such Company Change in Recommendation and renews its recommendation that Cogent shareholders tender their shares in the Offer, the provisions in (a), (b) and (c) above will remain in full force and effect.

The foregoing summary descriptions of the Merger Agreement and Voting and Tender Agreement do not purport to be complete and are qualified in their entirety by reference to the terms of the Merger Agreement and Voting and Tender Agreement, copies of which are incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by this reference.

(a) — (b) Based on information provided by the Tendering Stockholders, the Tendering Stockholders are the beneficial owners of an aggregate of 34,369,965 Shares, representing approximately 38.9% of the outstanding Shares as of August 27, 2010, all of which are subject to the Voting and Tender Agreement. To the extent provided in the Voting and Tender Agreement, the Reporting Persons share voting and dispositive power over such Shares. The information set forth in Item 4 is incorporated herein by reference.

(c) The information set forth in Item 4 is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 and Exhibits 1 and 2 are incorporated herein by reference.

Additional Information

The planned tender offer described in this document and the exhibits hereto has not yet been commenced.  This document and the exhibits hereto are neither an offer to purchase nor a solicitation of an offer to sell shares of Cogent.  At the time the tender offer is commenced, the

Reporting Persons will file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Cogent intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  3M, Purchaser and Cogent intend to mail these documents to the stockholders of Cogent.  These documents will contain important information about the tender offer and stockholders of Cogent are urged to read them carefully when they become available. Stockholders of Cogent will be able to obtain a free copy of these documents (when they become available) and other documents filed by Cogent, 3M or Purchaser with the Securities and Exchange Commission (the “Commission”) at the website maintained by the Commission at www.sec.gov.  In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from 3M.

Item 7.           Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibits
1.

Agreement and Plan of Merger by and among 3M Company, Ventura Acquisition Corporation and Cogent, Inc., dated as of August 29, 2010, filed as Exhibit 2.1 to the Current Report on Form 8-K filed on August 31, 2010 by Cogent, Inc. and incorporated herein by reference.

2.

Voting and Tender Agreement by and among 3M Company, Ventura Acquisition Corporation, Cogent, Inc., Ming Hsieh and certain entities controlled by Mr. Hsieh, in their capacity as stockholders of Cogent, dated as of August 29, 2010, filed as Exhibit 10.1 to the Current Report on the Form 8-K/A filed on September 3, 2010 by Cogent, Inc. and incorporated herein by reference.

99.1	Joint Filing Agreement by and between 3M Company and Ventura Acquisition Corporation, dated as of September 8, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:           September 8, 2010

3M Company

By:	/s/ Gregg M. Larson
Name:	Gregg M. Larson
Title:	Deputy General Counsel and Secretary

Ventura Acquisition Corporation

By:	/s/ Michael P. Delkoski
Name:	Michael P. Delkoski
Title:	President and Director

APPENDIX I

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of 3M.  Except as otherwise noted, positions specified are positions with 3M.

Name	Business Address	Principal Occupation or Employment	Citizenship

3M Board of Directors

Linda G. Alvarado	3M Center, Building 220-9E-02 St. Paul, MN 55144-1000	President and Chief Executive Officer, Alvarado Construction, Inc.	United States of America

Vance D. Coffman	3M Center, Building 220-9E-02 St. Paul, MN 55144-1000	Retired Chairman of the Board and Chief Executive Officer, Lockheed Martin Corporation Chairman of the Board, Lockheed Martin Corporation (until 2005)	United States of America

Michael L. Eskew	3M Center, Building 220-9E-02 St. Paul, MN 55144-1000	Retired Chairman of the Board and Chief Executive Officer, United Parcel Service, Inc. Chairman of the Board and Chief Executive Officer, United Parcel Service, Inc. (until 2005)	United States of America

W. James Farrell	3M Center, Building 220-9E-02 St. Paul, MN 55144-1000

Retired Chairman of the Board and Chief Executive Officer, Illinois Tool Works Inc

Chairman of the Board,
Illinois Tool Works Inc. (until 2006)

Chairman of the Board and Chief Executive Officer, Illinois Tool Works Inc. (until 2005)

United States of America

Herbert L. Henkel	3M Center, Building 220-9E-02 St. Paul, MN 55144-1000

Retired Chairman of the Board and Chief Executive Officer, Ingersoll-Rand plc

Chairman of the Board, Ingersoll-Rand plc (until June 2010)

Chairman of the Board and Chief Executive Officer, Ingersoll-Rand plc (until February 2010)

United States of America

Edward M. Liddy	3M Center, Building 220-9E-02 St. Paul, MN 55144-1000

Partner, Clayton, Dubilier & Rice, LLC

Interim Chairman and Chief Executive Officer of AIG (until August 2009)

Chairman of the Board of the
Allstate Corporation (until April 2008)

Chairman of the Board and
Chief Executive Officer of the Allstate Corporation (until December 2006)

United States of America

Robert S. Morrison	3M Center, Building 220-9E-02 St. Paul, MN 55144-1000	Retired Vice Chairman of PepsiCo, Inc.	United States of America

Aulana L. Peters	3M Center, Building 220-9E-02 St. Paul, MN 55144-1000	Retired Partner, Gibson, Dunn & Crutcher LLP	United States of America

Robert J. Ulrich	3M Center, Building 220-9E-02 St. Paul, MN 55144-1000

Retired Chairman of the Board and Chief Executive Officer of Target Corporation

Chairman of the Board, Target Corporation (until January 2009)

Chairman of the Board and Chief Executive Officer, Target Corporation (until May 2008)

United States of America

Executive Officers

George W. Buckley	3M Company 3M Center, 0220-14W-05 St. Paul, MN 55144	Chairman of the Board, President and Chief Executive Officer Chairman of the Board, President and Chief Executive Officer of the Brunswick Corporation (until December 2005)	United Kingdom

Patrick D. Campbell	3M Company 3M Center, 0220-14E-15 St. Paul, MN 55144	Senior Vice President and Chief Financial Officer	United States of America

Joaquin Delgado	3M Company 3M Center, 0220-14E-12 St. Paul, MN 55144	Executive Vice President, Electro and Communications Business	Spain

Joe E. Harlan	3M Company 3M Center, 0220-14W-04 St. Paul, MN 55144	Executive Vice President, Consumer and Office Business	United States of America

Michael Kelly	3M Company 3M Center, 022014W-08 St. Paul, MN 55144	Executive Vice President, Display and Graphics Business	United States of America

Roger Lacey	3M Company 3M Center, 0220-14E-11 St. Paul, MN 55144	Senior Vice President, Strategy and Corporate Development	United States of America

Angela Lalor	3M Company 3M Center, 0220-14E-18 St. Paul, MN 55144	Senior Vice President, Human Resources	United States of America

Jean Lobey	3M Company 3M Center, 0220-14W-06 St. Paul, MN 55144	Executive Vice President, Safety, Security and Protection Services Business	France

Robert MacDonald	3M Company 3M Center, 0220-14W-02 St. Paul, MN 55144	Senior Vice President, Marketing and Sales	United States of America

David Meline	3M Company 3M Center, 0224-6S-03 St. Paul, MN 55144	Chief Accounting Officer	United States of America and Switzerland

Frederick J. Palensky	3M Company 3M Center, 0220-14E-16 St. Paul, MN 55144	Executive Vice President, Research and Development and Chief Technology Officer	United States of America

Bradley T. Sauer	3M Company 3M Center, 0220-14E-14 St. Paul, MN 55144	Executive Vice President, Health Care Business	United States of America

H C Shin	3M Company 3M Center, 0220-14W-01 St. Paul, MN 55144	Executive Vice President, Industrial and Transportation Business	United States of America

Marschall Smith	3M Company 3M Center, 0220-14W-07 St. Paul, MN 55144	Senior Vice President, Legal Affairs and General Counsel	United States of America

Inge G. Thulin	3M Company 3M Center, 0220-14E-13 St. Paul, MN 55144	Executive Vice President, International Operations	United States of America and Sweden

John K. Woodworth	3M Company 3M Center, 0220-14E-17 St. Paul, MN 55144	Senior Vice President, Corporate Supply Chain Operations	United States of America

Janet Yeomans	3M Company 3M Center, 224-5S-26 St. Paul, MN 55144	Vice President and Treasurer	United States of America

PURCHASER

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser.  Except as otherwise noted, positions specified are positions with 3M.

Name	Business Address	Principal Occupation or Employment	Citizenship

Officers and Directors

Michael P Delkoski	3M Company 3M Center, 0225-04-N-14 St. Paul, MN 55144	President and Director of Ventura Acquisition Corporation since August 2010 Vice President and General Manager, 3M Safety Security & Protection Services Business	United States of America

Carol A. Peterson	3M Company 3M Center, 0220-09-E-02 St. Paul, MN 55144	Secretary of Ventura Acquisition Corporation since August 2010 Attorney, Office of General Counsel	United States of America

Rudy P. Pitera	3M Company 3M Center, 0223-02-E-25 St. Paul, MN 55144	Treasurer of Ventura Acquisition Corporation since August 2010 Director, Business Finance 3M Safety Security & Protection Services Business	United States of America

Maureen C. Faricy	3M Company 3M Center, 0220-09-E-02 St. Paul, MN 55144	Assistant Secretary of Ventura Acquisition Corporation since August 2010 Senior Paralegal III, Office of General Counsel	United States of America

Kimberly M. Torseth	3M Company 3M Center, 0224-05-N-40 St. Paul, MN 55144	Assistant Treasure of Ventura Acquisition Corporation since August 2010 Director, Tax Department	United States of America